UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

■ Form C: Offering Statement
□ Form C-U: Progress Update
□ Form C/A: Amendment to Offering Statement
□Check box if Amendment is material and investors must reconfirm within five business days.
□ Form C-AR: Annual Report
□ Form C-AR/A: Amendment to Annual Report
□ Form C-TR: Termination of Reporting

1. **Name of issuer:** Highland Lake Camp Inc.
2. **Form:** Corporation
3. **Jurisdiction of Incorporation/Organization:** Tennessee
4. **Date of organization:** August 12 2025
5. **Physical address of issuer:** 404 E. Hull Ave., Gainesboro, TN 38562
6. **Website of issuer:**
7. **Is there a co-issuer:** No
8. **Name of co-issuer:**
9. **Form:**
10. **Jurisdiction of Incorporation/Organization:**
11. **Date of organization:**
12. **Physical address:**
13. **Website:**
14. **Name of intermediary facilitating the offering:** Vicinity, LLC
15. **CIK number of intermediary:** 0001798542
16. **SEC file number of intermediary:** 7-223
17. **CRD number, if applicable, of intermediary:** 307772
18. **Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering,**

including the amount of referral and any other fees associated with the offering:

Commission equalling 6% of the total amount raised payable at each closing.

19. **Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:**

2% of the total amount raised in the form of the securities offered in this offering.

1% transaction fee on all payments from the Company to investors that will be withheld from the proceeds to investors.

20. **Type of security offered:** Preferred Stock

21. **Target number of securities to be offered:** 150,000

22. **Price (or method for determining price):** $1 per share

23. **Target offering amount:** $150,000

24. **Oversubscriptions accepted:** [x] Yes □ No

25. **If yes, disclose how oversubscriptions will be allocated:** □ Pro-rata basis [x] First-come, first-served basis □ Other – provide a description:

26. **Maximum offering amount:** $1,200,000

27. **Deadline to reach the target offering amount:** Mar. 20, 2026

28. **Current number of employees with issuer and co-issuer:** 2

29. **Financial Information:**

Issuer	Most recent fiscal year-end	Prior fiscal year-end
Total Assets:	0	0
Cash & Cash Equivalents:	0	0
Accounts Receivable:	0	0
Short-term Debt:	0	0
Long-term Debt:	0	0
Revenues/Sales:	0	0
Cost of Goods Sold:	0	0
Taxes Paid:	0	0
Net Income:	0	0

30. **Indicate which jurisdictions in which the issuer intends to offer the securities:**

All US states and territories.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$2500.00	$150.00	$2,350.00
Aggregate Minimum Offering Amount	$150,000.00	$9,000.00	$141,000.00
Aggregate Maximum Offering Amount	$1,200,000.00	$72,000.00	$1,128,000.00

(1) This excludes fees to company's advisors, such as attorneys and accountants, reimbursements for expenses, and compensation paid in the form of securities.

10/14/2025
Form C
Up to $1,200,000

Highland Lake Camp Inc. ("HLC," the "Company," "we," "us," or "our"), a Tennessee corporation, is offering up to $1,200,000 (the "Maximum Offering Amount") of Preferred Stock (the "Securities") to investors ("Investor(s)," "you," or "your") in this offering (the "Offering") pursuant to Regulation Crowdfunding. The Target Offering Amount is $150,000, and the minimum investment amount per investor is $2,500.

This Offering is exempt from registration pursuant to Section 4(a)(6) ("Reg CF") of the Securities Act of 1933, as amended (the "Securities Act"). This Offering is made on the registered funding portal, Vicinity LLC, available at:

https://marketplace.vicinityventures.co/offers/112

A prospective Investor from any participating jurisdiction must purchase the Units through the Intermediary. Investments may be accepted or rejected by The Company in its sole discretion. The Company or the Intermediary can accept, reject, cancel, or rescind the offer to sell Units at any time, for any reason.

This form will be provided to the SEC as part of the Company's offering statement on Form C (the "Form C").

The Offering is being made through Vicinity, LLC (the "Intermediary"). The Intermediary will be entitled to receive fees and compensation in the form of securities related to the purchase and sale of the Securities.

The Company has certified that all of the following statements are true in connection with this Offering:

1. The Company is organized under, and subject to, the laws of a State or territory of the United States;
2. The Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act");
3. The Company is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act"), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act;
4. The Company is not ineligible to offer or sell securities in reliance on Regulation Crowdfunding as a result of disqualification as specified in § 227.503(a);
5. To the extent required, The Company has filed with the Securities and Exchange Commission ("SEC") and provided to investors any ongoing annual reports required by law during the two years immediately preceding the filing of the Form C;
6. The Company has a specific business plan, which does not include engagement in a merger or acquisition with an unidentified company or companies; and
7. The Company (i) has no predecessor company, (ii) has not previously sold securities pursuant to Regulation Crowdfunding that remain outstanding, and (iii) is in compliance with all other eligibility requirements of Regulation Crowdfunding.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Units have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Units are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

THESE UNITS INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY UNIT THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO UNITS MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF AND SUBJECT TO ANY ADDITIONAL RESTRICTIONS SET FORTH IN THE COMPANY'S OPERATING AGREEMENT AND SUBSCRIPTION AGREEMENT. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTOR

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW FACILITATOR

NORTH CAPITAL PRIVATE SECURITIES, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward-Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give The Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions The Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond The Company's control), and assumptions. Although The Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, The Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by The Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website no later than 120 days after the end of its fiscal year.

Once posted, the annual report may be found on The Company's website listed herein.

The Company must continue to comply with the ongoing reporting requirements until:

> (1) The Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
> (2) The Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
> (3) The Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
> (4) The Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
> (5) The Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company, or any other relevant matters, and any additional reasonable information to any prospective investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

The Offering

Minimum amount of securities being offered	150,000
Maximum amount of securities being offered	1,200,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$2,500.00
Use of proceeds	Net proceeds from the issuance of these securities will be used by the Company for the site preparation, construction and operation of a rural resort. Further details found within in Use of Proceeds section.
Voting Rights	Holders of Preferred Stock vote together with holders of Common Stock on a one-vote-per-share basis on issues put before stockholders. Detailed description of voting rights found below and in Certificate of Incorporation

As part of this Regulation Crowdfunding Offering, Highland Lake Camp Inc. (the "Company") intends to raise up to $1,200,000 (the "Maximum Offering Amount") through the issuance of Preferred Stock (the "Securities"). The Minimum Offering Amount is $150,000 (the "Target Amount"), and the Company, in its sole discretion, may accept aggregate capital contributions below the Maximum Offering Amount. The Company may conduct multiple closings on a rolling basis after reaching the Target Amount.

The Securities are being offered in minimum investment increments of $2,500.00. Each share of Preferred Stock will accrue a liquidation and distribution preference of 8% per annum. 80% of all dividends made by the Company will be made to the holders of

Preferred Stock until the holders of Preferred Stock have received distributions equal to $1 per share plus an 8% per annum preferred return (the "Preferred Redemption"). Following the occurrence of the Preferred Redemption, the Company will issue dividends to the Common Stock and Preferred Stock on a pro rata basis. Preferred return accrual for each investors will be calculated based on the date of funds received into the designated escrow account upon any successful closings of the company.

Proceeds from the Offering will be used primarily for the site preparation, construction and operation of the rural resort. A detailed breakdown of the planned use of funds can be found in the "Use of Proceeds" section of this Offering Statement.

Bonus Shares

The Company will provide certain membership-based and investment size-based Bonus Shares to investor eligible at the time of their investment commitment. Bonus Shares are awarded in the form of additional shares of Preferred Stock issued automatically as part of an investors investment commitment, Bonus Shares will be rounded up to the nearest whole share and are issued on the same class and series of Preferred Stock and carry identical rights, preferences, and privileges as the purchased shares

Membership-Based Bonus Shares

VentureSouth Members – Investors who are active members of VentureSouth at the time of their investment will receive a 10% bonus on the securities issued. This means their Securities will convert into a total number of shares/units equal to 110% of the amount otherwise issuable. *Example: if the Securities would be 1,000 shares/units, the investor's total amount of shares/units would be 1,100 shares/units for the same initial investment.*

Vicinity Venture Club Members – Investors who are active members of the Vicinity Venture Club at the time of their investment will receive a 5% bonus on the securities issued. This means their Securities will convert into a total number of shares/units equal to 105% of the amount otherwise issuable. *Example: if the Securities would otherwise be 1,000 shares/units, the investor's total amount of shares/units would be 1,050 shares/units for the same initial investment.*

Investment Size Bonus

Investor contributions of $100,000 or greater will receive a 2% bonus on the shares issued in addition to any other applicable bonuses.

Early Investment Bonus

Investors will receive 2% bonus shares on the first $500,000 in investment commitments in this offering

Combination of Bonuses
Bonuses from different categories (membership-based, size-based, and early investor-based) may be combined. For example, an active VentureSouth member investing $100,000 during the first $500K would receive a total bonus of 14% (10% membership + 2% investment size + 2% early investor). However, investors are limited to one membership-based bonus at a time, and cannot stack VentureSouth and Vicinity Venture Club benefits together.

Bonus Shares are issued on the same class and series of Preferred Stock and carry identical rights, preferences, and privileges as the purchased shares. For the avoidance of doubt, Bonus Shares are provided for no additional consideration, represent an effective discount to the purchase price, and are rounded up to the nearest whole share. Fractional shares will not be issued.

Summary of Key Terms

The following section outlines key details about the type of stock being offered and how investor shares are determined. Full terms and definitions are provided in the Certificate of Incorporation for Highland Lake Camp Inc. and the Preferred Stock Subscription Agreement, which are included as exhibits to this Form C. Investors should review those documents for complete information on the rights, preferences, and conditions of the Company's Preferred Stock and Common Stock, noting that all securities sold through this offering will be issued as Preferred Stock under the Company's current charter.

Common Stock

Common Stock represents the standard ownership of Highland Lake Camp Inc. and is held by the Company's founders and management. Holders of Common Stock have ordinary voting rights and share in any remaining profits or distributions of the Company after all obligations to Preferred Stockholders have been met. Common Stock carries residual ownership and governance rights but ranks junior to the Preferred Stock in both dividend payments and liquidation proceeds.

Preferred Stock

Preferred Stock is the class of shares being offered to investors in this Regulation Crowdfunding raise. Each share has an Original Issue Price of $1.00 and carries an 8%

annual preferred return on that original price, along with a liquidation preference that provides priority over Common Stock in the event of a sale or dissolution of the Company. Preferred Stockholders are entitled to the specific rights, preferences, and protections outlined in the Company's Certificate of Incorporation, including conversion and optional repurchase provisions, but do not have any guaranteed voting control or redemption rights beyond those defined in that document.

Voting Rights

Except as otherwise required by the Tennessee Business Corporation Act or expressly provided in the Certificate of Incorporation:

- Holders of Preferred Stock vote together with holders of Common Stock on a pari passu basis, one vote per share.
- Holders of Common Stock, voting as a separate class, elect two (2) directors.
- The Board may designate one Investor Representative nominated by the directors to serve as a non-voting board observer representing the Preferred Stockholders.
- Certain corporate actions (liquidation, charter amendment adverse to Preferred rights, or creation of a senior class) require approval of the majority of outstanding Preferred Stock, as defined in the Charter

Dividend Rights

Each share of Preferred Stock accrues a preferred return of 8 percent (8%) per annum on the Original Issue Price of $1.00 (the "Preferred Return"). Distributions of available profits shall be allocated as follows:

- 80 percent (80%) of any dividend declared will be paid to holders of Preferred Stock and 20 percent (20%) to holders of Common Stock until each Preferred holder has received cumulative distributions equal to the Original Issue Price plus the Preferred Return (the "Redemption Amount").
- After payment of the Redemption Amount in full, all additional dividends or distributions will be shared pro rata among all outstanding Common and Preferred shares according to relative ownership.

Dividends are payable only when, as, and if declared by the Board of Directors, subject to Tennessee law.

Liquidation Preference

Upon any voluntary or involuntary liquidation, dissolution, winding-up, merger, consolidation, or sale of substantially all assets of the Company, the holders of Preferred Stock are entitled to receive, prior to any distribution to Common Stockholders, an amount per share equal to the Redemption Amount—that is, the Original Issue Price plus all accrued but unpaid Preferred Return. If the assets available for distribution are insufficient to pay such amounts in full, they will be distributed ratably among the holders of Preferred Stock in proportion to the Redemption Amount otherwise payable to each.

Conversion Rights

The Charter grants holders of Preferred Stock the right to convert their shares into Common Stock at any time, at a conversion rate of one-for-one, subject to customary adjustments for stock splits, combinations, or recapitalizations. Preferred Stock may also be automatically converted into Common Stock upon the written consent of the majority of Preferred Stockholders or other conversion events provided in the Certificate of Incorporation.

Redemption Rights

Following payment to each holder of all accrued Preferred Returns and return of the Original Issue Price (collectively, the "Redemption Amount"), the Company may, at its sole discretion, elect to redeem or repurchase the outstanding shares of Preferred Stock in accordance with the procedures set forth in its Certificate of Incorporation.

If the Company elects to exercise this repurchase right, it must deliver written notice at least sixty (60) days in advance to all holders of Preferred Stock specifying the proposed repurchase date and the Repurchase Price.

The Repurchase Price per share will be determined pursuant to the formula contained in the Certificate of Incorporation, calculated as follows:

> (i) The Company's EBITDA for the most recently completed full calendar year prior to the notice of repurchase, multiplied by (ii) 20 percent (0.20), divided by (iii) the total number of shares of Preferred Stock then outstanding.

Within fifteen (15) days after receiving the notice, the Investor Representative (acting on behalf of the holders of Preferred Stock) may elect in writing to require that an independent third-party valuation be conducted by a mutually agreed qualified valuation firm to confirm the Repurchase Price.
 If such an independent valuation is performed:

- The resulting valuation shall be binding on both the Company and the holders for any repurchase consummated within twelve (12) months of the valuation date;

- The Company may elect not to proceed with the repurchase after receiving the valuation (in which case the Company bears the cost of the valuation); and

- If the Company proceeds with the repurchase, the cost of the valuation will be deducted from the aggregate Repurchase Price payable to the holders at closing.

All redeemed or repurchased shares will be immediately cancelled and retired upon payment of the Repurchase Price, and the Company may thereafter take appropriate corporate action to reduce the number of authorized shares of Preferred Stock accordingly.

There is no obligation for the Company to redeem any shares, and holders have no right to compel redemption. The repurchase right is purely discretionary and may be exercised by the Company only after the Redemption Amount has been fully satisfied.

Regulation Crowdfunding Restrictions

These securities may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless the securities are transferred (1) to the issuer of the securities, (2) to an accredited investor, (3) as part of an offering registered with the SEC, or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance, all in compliance with applicable securities laws.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories at the time of the sale of the securities to that person.

The term "Member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, including adoptive relationships.

Closing and Escrow Process

Investors that have committed investment amounts and electronically signed the securities agreement will contribute funds into the designated escrow account for this offering. Once the minimum offering amount has been raised and the offering period has ended, the committed investment amounts will be released from escrow upon satisfaction of the escrow agreement and the offering will be deemed to have successfully closed and the respective investors' investment will be confirmed. Vicinity will notify investors when the offering target amount has been met. Rolling closes may be used once the minimum offering amount has been raised prior to the offering ending.

Cancellation of Investment Commitment

Investors may cancel an investment commitment until 48 hours prior to the end of the offering period identified. If an investor does not cancel an investment commitment before the 48-hour period prior to the end of the offering period and the minimum offering amount has been met, the funds will be released to the issuer upon closing and the investor will receive securities in exchange for his or her investment. Vicinity will notify investors if the minimum offering amount has been met. Unless the issuer raises at least the minimum offering amount through this offering, no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned.

Early Termination of the Offering Period

If the issuer raises at least the minimum offering amount prior to the end of the offering period, the end date of the offering period may be accelerated, provided that the offering period must be at least 21 days.
Investors that have committed funds will be notified of such change at least 5 business days prior to the new end date.

Material Changes to the Offering

If the issuer determines that there are any material changes to the offering, investors will be notified of such change and given instructions to reconfirm his or her investment commitment within 5 business days. If an investor does not reconfirm his or her investment commitment within such time period, the investor's investment commitment will be canceled, and the committed funds will be returned.

Valuation of the Security in the Future

The value of the security is the present value of the future payments. In the event that the issuer is unable to make the required payments, the value of the security may be impacted adversely, and the investor may lose some or all of the money invested.

Corporate Actions of the Issuer

Investors in this offering should understand that the Preferred Stock being offered provides limited rights and does not confer control over the management or strategic direction of Highland Lake Camp Inc. The Company's board of directors and existing holders of Common Stock, who currently control a majority of the voting power, will continue to make all material business, financial, and operational decisions.

As a result, investors will have no ability to influence or veto corporate actions, including but not limited to:

- electing or removing members of the board of directors;
- issuing additional shares of stock or creating new classes of equity that may dilute existing investors;
- authorizing or incurring new debt obligations or liens on Company assets;
- entering into related-party transactions or material contracts;
- approving mergers, acquisitions, or sales of significant assets;
- determining when, whether, or in what amounts dividends or distributions are declared; and
- amending the Company's governing documents, including the Certificate of Incorporation or Bylaws, where permitted by law or by the approval thresholds set forth therein.

Because the holders of Common Stock elect the majority of the board, they will effectively control the outcome of all matters requiring shareholder approval. Preferred Stockholders may have certain protective rights defined in the Certificate of Incorporation—such as approval requirements for actions that would materially and adversely alter the rights of the Preferred Stock—but those rights are limited and do not grant general decision-making authority.

Because securities are governed by the specific terms of the Certificate of Incorporation and the Subscription Agreement, the issuer cannot unilaterally alter the contractual rights of the Preferred Stockholders, but management retains broad discretion over all other aspects of corporate operation. Investors should therefore consider this investment as a passive, non-controlling ownership interest and recognize that the success of their investment depends entirely on the performance, integrity, and business judgment of the Company's management team and board of directors.

Certain tax considerations

The Company intends to treat the Preferred Stock offered in this raise as equity for U.S. federal income tax purposes. This determination is based on the Company's good-faith interpretation of applicable tax law but is not binding on the Internal Revenue Service (IRS) and may be subject to review or challenge. The tax consequences of acquiring, holding, or disposing of the Preferred Stock will vary depending on each investor's individual circumstances. Accordingly, this summary does not constitute tax advice, and investors should consult their own tax advisors regarding the U.S. federal, state, local, and non-U.S. tax considerations applicable to an investment in these securities, including the potential effects of future changes in tax laws.

Issuer Declarations

The issuer is not subject to disqualification nor has any disclosable events that would have triggered disqualification.

Neither the issuer nor any predecessor is delinquent in its ongoing reporting requirements under Regulation Crowdfunding.

Ownership

The table below lists the name of each direct or indirect owner of 20% or more of the beneficial ownership interests in the Company and the percentage owned:

Name	% owned
Caleb Davidson	60%
Joshua Abbotoy	20%
New Founding Real Estate LLC	20%

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their qualifications.

Name: Caleb Davidson
Position: President
Dates: 8/12/2025 - Present
Full-time or Part-Time: Full time

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location)

Consultant / Project Manager at Accenture Nashville office   Jan 2022 - present

- *Directed large-scale data migration and digital transformation initiatives.*
- *Oversaw multi-team project execution and stakeholder coordination.*
- *Developed operational processes, governance frameworks, and documentation standards.*
- *Oversaw testing, defect tracking, and change management activities.*

Name: Joshua M. Abbotoy
Position: Vice President and Secretary
Dates: 8/12/2025 - Present
Full-time or Part-Time: Part time

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location):
October 2022 - Present: Managing Director at New Founding LLC. Oversee strategic growth and fund strategy.
April 2024 - Present: Founder and CEO of Highland Rim Fund, a fund advised by New Founding Real Estate.

Education: *J.D., Harvard Law School; M.A., Catholic University of America; B.A., Union University*

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name: *Caleb Davidson*
Position: *CEO*
Dates: *8/12/25 - Present*
Full-time or Part-Time: *Full time*

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location)

Consultant / Project Manager at Accenture Nashville office   Jan 2022 - present

•Directed large-scale data migration and digital transformation initiatives.
•Oversaw multi-team project execution and stakeholder coordination.
•Developed operational processes, governance frameworks, and documentation standards.
•Oversaw testing, defect tracking, and change management activities.

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	4,200,000 shares
Voting Rights	Yes
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	This Security cannot limit, dilute or qualify the Preferred Stock
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering, if convertible securities).	100%

The Company has the following debt outstanding:

Type of debt	None
Amount outstanding	
Interest rate	
Describe any collateral or security	
Maturity date	
Other material terms	

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
None					

Affiliated Party Transactions

The Issuer or any entities controlled by or under common control with the Issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the Issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:
1. any director or officer of the Issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
4. any immediate family member of any of the foregoing persons.

Specified Person	Relationship to Issuer	Nature of interest in transaction	Amount of interest
Joshua M. Abbotoy	Director	Lease Agreement (document can be found below as an exhibit)	$50k per year over the life of the lease

Use of Proceeds

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount of Maximum Raised
Intermediary Fees	6.00%	$9,000	6.00%	$72,000
Developer Fee	5.00%	$7,500	5.00%	$60,000
Site Preparation & Infrastructure	45.00%	$67,500	15.00%	$180,000
Building Construction	44.00%	$66,000	46.67%	$560,000
Equipment	0%	$0	2.50%	$30,000
Contingency	0%	$0	7.00%	$90,000
Operating Capital	0%	$0	18.17%	$218,000

Total	100.00%	$150,000	100.00%	$1,200,000

Business Plan Description

Overview
Highland Lake Camp Inc. was founded to create a family-centered outdoor destination that blends recreation, rest, and tradition. Located on 500 acres in Jackson County, Tennessee, the property will feature modern cabins, RV sites, and year-round amenities designed for families, retirees, and outdoor enthusiasts. The project's mission is to offer a wholesome, faith-aligned environment where guests can disconnect from the noise of modern life and reconnect with what matters most—faith, family, and community.

Market Opportunity
Middle Tennessee is one of the fastest-growing regions in the country, projected to add more than one million residents over the next decade. Alongside that growth, outdoor recreation and short-stay lodging continue to see strong performance, with cabin and campground occupancy rates averaging 65–80% statewide. Yet, high-quality, family-oriented destinations remain limited. Highland Lake Camp is positioned to capture this underserved market by combining traditional campground experiences with resort-quality amenities and consistent service. The Company's development strategy emphasizes authenticity and accessibility rather than luxury pricing, offering an experience that resonates across generations.

Development and Operations
The project will be built in phases, beginning with site preparation, installation of infrastructure, and construction of approximately 25 fully equipped cabins and 20 RV sites. Amenities will include an indoor pool, an eight-acre stocked lake, hiking and biking trails, playgrounds, and community pavilions. The Company operates under a long-term ground lease for the property and will oversee both construction and ongoing operations, using a combination of in-house management and local contractors. Once complete, Highland Lake Camp will generate recurring revenue through cabin rentals, RV site reservations, and ancillary services such as event bookings and retail sales.

Management and Execution
The founding team brings a combination of real estate, legal, and operational expertise. Joshua Abbotoy, founder of RidgeRunner and managing partner of New Founding Real Estate, brings deep experience in land development and large-scale property management. Caleb Davidson, a Navy veteran and seasoned management consultant, serves as Chief

Executive Officer and oversees project execution, staffing, and guest operations. Together, they provide a balance of strategic vision, disciplined execution, and regional knowledge. The team is supported by advisors and local professionals experienced in hospitality development and construction management.

Revenue Model and Financial Outlook

Highland Lake Camp's business model is based on steady, recurring cash flow from accommodations and amenities, with additional upside from long-term appreciation and expansion. The Company projects that by Year 5 of full operations, the property will generate approximately $1.6 million in annual net operating income (NOI) and provide significant preferred returns and investor repayment. Ongoing reinvestment of profits will support expansion of additional cabins, recreation facilities, and event spaces, allowing the Company to scale operations and enhance long-term investor value.

Community and Growth Vision

Beyond financial performance, Highland Lake Camp is part of a broader regional vision to revitalize the Upper Cumberland area through sustainable development and community-focused projects. The camp will create local employment, increase tourism activity, and strengthen the area's reputation as a destination for wholesome recreation. The Company's long-term plan includes adding more lodging capacity, extending outdoor programs, and integrating with nearby attractions under the broader Highland Rim Project led by RidgeRunner and New Founding Real Estate.

FINANCIAL INFORMATION

The reviewed financial statements of the Company are attached as Exhibit D. There have been no material changes to the financial operations of the Company since September 30, 2025 the date of the financial statements.

Operations

The Company is a start-up company and has not conducted any business activity before the start of this offering.

Liquidity and Capital Resources

Targeted sources of capital total up to $1,200,000 and are estimated (subject to change) as follows:

- Reg CF investment $1,200,000
- Other Sources: In the event that less than the full equity amount is raised in the Ref CF fundraise round, it is anticipated that landowner or an affiliate of landowner will provide financing to cover any shortfall necessary for the Company to commence operations.

Offering Updates

Updates regarding the progress of the issuer in meeting the target amount will be provided via email after milestones of 30%, 60%, and 90% funded. Email notifications will also be sent once the offering has successfully completed. Updates on progress are also able to be seen on the offering page through https://marketplace.vicinityventures.co/offers/112.

Annual Report

The Issuer plans to provide its annual report within 120 days after the end of the fiscal year, and will inform investors via email where to find the report.

OFFERING RISK FACTORS

Investor should be aware that the Securities involves a significant, and sometimes speculative, degree of risk. Investor should carefully read these Offering Risk Factors prior to making an investment and should be able to bear the complete loss of his investment.

It is impossible to accurately predict the results to an Investor from an investment in the Company because of the Company's business risks associated with a development stage company, the risks associated with a private offering and lack of liquidity. Accordingly, Investor must make his own independent analysis of the potential risks and rewards of an investment in the Securities.

Investor should consider carefully, among other risks, the following risks, and should consult with his own legal, tax, and financial advisors prior to subscribing for Securities with respect thereto.

The Company is a newly formed growth-stage business with limited operating history.
Highland Lake Camp Inc. was incorporated in August 2025 and has not yet commenced full commercial operations. The Company has limited financial results or performance history upon which investors can base an evaluation. As a development-stage venture, the Company faces all of the risks and uncertainties inherent in establishing and operating a new business, including potential cost overruns, construction delays, regulatory compliance, and market acceptance. There is no assurance that the Company will achieve profitability or positive cash flow.

The Company's business model depends on the successful construction and operation of a new destination resort.
The Company's core business involves the development and management of a 500-acre outdoor recreation and lodging property in Jackson County, Tennessee. The business depends on completing infrastructure construction—including cabins, RV sites, an indoor pool, utilities, and roadways—on time and within budget. Any delay, permitting issue, or cost escalation could materially impact revenues and increase the need for additional capital.

The Company leases rather than owns the property on which it operates.
The Company's operations depend on a long-term ground lease with the property owner, which extends for 20 years and includes annual rent payments and a buyout formula upon expiration. Because the Company does not own the underlying land, it may be exposed to risks associated with lease renewal, termination, or buyout pricing. A default or dispute under the lease could result in the loss of access to the property and materially harm the Company's business.

The hospitality and outdoor recreation industries are highly competitive and sensitive to economic cycles.

Highland Lake Camp will compete with other campgrounds, cabins, RV parks, and regional resorts throughout Tennessee and surrounding states. Many competitors may have stronger brand recognition, greater access to capital, or established customer bases. In addition, the hospitality and travel industries are sensitive to changes in consumer spending, fuel prices, economic downturns, or public health events—all of which could reduce demand and occupancy rates.

The Company's financial projections depend on occupancy rates and consumer demand that may not materialize.

The Company's business plan projects occupancy rates consistent with regional averages; however, actual performance could differ significantly. Consumer travel preferences, weather conditions, competition, or unforeseen events could lower occupancy and delay profitability. There is no assurance that the Company's projections will be realized.

The Company is dependent on the continued service of its founders and management.

The success of Highland Lake Camp depends heavily on the experience, leadership, and vision of its founders—particularly Caleb Davidson, Chief Executive Officer, and Joshua Abbotoy, Vice President and Secretary. The loss of either principal could materially and adversely affect operations, relationships, and project execution. The Company does not currently carry key-person insurance.

The Company may experience construction delays or cost overruns.

The development of the Highland Lake Camp property involves significant construction work, including roads, cabins, RV sites, amenities, and utilities. Delays in obtaining permits, availability of materials, weather events, contractor performance, or cost inflation could cause the project to exceed its budget or completion schedule. These factors could delay revenue generation and require the Company to seek additional funding.

The Company is exposed to risks associated with construction and contractor performance.

The Company will depend on third-party contractors for site development and building construction. Failure of a contractor to perform as expected—due to insolvency, workforce issues, disputes, or negligence—could materially delay the project, increase costs, or result in defective work that must be repaired at additional expense.

The Company may face challenges obtaining or maintaining required permits and licenses.

Operation of the campground and related amenities requires numerous approvals from local and state authorities, including environmental, health, septic, and zoning permits. Any delay in securing or maintaining such approvals could postpone operations or restrict certain planned activities, negatively affecting revenue.

Natural disasters, adverse weather, or other environmental factors could disrupt operations.

The campground is located in a wooded, rural area of Tennessee and will be subject to risks such as flooding, windstorms, tornadoes, or drought. Severe weather could damage cabins, RV sites, and infrastructure or cause temporary closure of the property. Climate conditions and natural events are unpredictable and could materially impact operating income.

The Company's operations may be affected by changing environmental regulations.

Hospitality and land-use operations are subject to evolving environmental regulations regarding waste management, water use, wildlife protection, and land preservation. Compliance with new or more stringent rules could increase costs or restrict the use or development of certain areas of the property.

The Company's property may not attract the level of visitor demand anticipated.

The business plan assumes that families, retirees, and outdoor recreation enthusiasts will visit the camp in sufficient numbers to achieve profitability. If actual demand falls below expectations due to changing travel habits, regional competition, economic downturns, or lack of brand awareness, revenue could be significantly lower than projected.

The Company's success depends on compliance with local, state, and environmental regulations.

Developing and operating a hospitality property involves numerous regulatory requirements, including building codes, health and safety standards, environmental laws, wastewater and septic permitting, and zoning restrictions. Non-compliance could result in fines, delays, or the inability to operate certain facilities.

Weather, natural disasters, and seasonal patterns could materially affect results.

Severe weather, flooding, or other natural events could damage facilities or disrupt operations. Additionally, while the camp will offer some year-round amenities, much of its business will remain seasonal, with peak occupancy during warmer months. Lower occupancy in off-season periods may impact profitability.

The Company's success depends on effective marketing and brand development.

Highland Lake Camp's ability to attract guests relies on building brand awareness, digital marketing effectiveness, and strong customer experiences. Marketing costs may exceed expectations, and failure to establish a recognizable, trusted brand could limit occupancy and revenue growth.

Insurance coverage may be insufficient.
The Company intends to maintain general liability and property insurance but cannot guarantee that coverage will be sufficient for all potential losses, especially those caused by natural disasters, accidents, or other unexpected events. Certain risks may be uninsurable or cost-prohibitive to insure.

An investment in the Company is speculative and involves a high degree of risk.
The Company's success is uncertain and depends on the achievement of its business objectives. Investors should be prepared to lose all or part of their investment. There can be no assurance of any return, and the Preferred Stock is suitable only for investors who can bear the risk of total loss and illiquidity.

Investors will not have control over Company operations.
Holders of Preferred Stock will have limited voting rights and will not participate in management or daily operations. Control of the Company will remain with the holders of Common Stock, primarily the founders. Investors should view this investment as a passive ownership interest.

The Company's valuation is based on management's assessment rather than established market metrics.
The pre-money valuation of $4.2 million was determined by the Company for the purposes of this offering and does not necessarily reflect an independent appraisal, market comparison, or third-party validation. The valuation may not bear any relationship to actual business performance or asset value.

Preferred Stock may be diluted by future equity issuances.
The Company may issue additional shares of Common or Preferred Stock in the future to raise capital or compensate employees. Such issuances could dilute existing investors' ownership percentages and economic rights.

Preferred Stock has limited liquidity and transferability.
There is no public market for the Company's securities, and none is expected to develop. Transfers are restricted by federal securities law for at least one year after issuance and may only occur under limited circumstances. Investors should be prepared to hold their investment indefinitely.

Preferred Stock may be redeemed at the Company's discretion only after certain conditions are met.
Under the Certificate of Incorporation, the Company may elect—but is not obligated—to repurchase Preferred Stock after all Preferred Returns and invested capital have been paid.

The repurchase price will be determined under the valuation process defined in the charter. Investors have no right to demand redemption.

No Assurance of Payment or Regularity of Preferred Return Distributions

Although the Preferred Stock provides for an 8% annual preferred return, payment of any dividends or distributions is entirely dependent on the Company's profitability, available cash flow, and the discretion of the Board of Directors. The preferred return does not represent a fixed or guaranteed interest payment, and there is no assurance that the Company will generate sufficient income to pay dividends in any particular period—or at all. Distributions may be delayed, reduced, or suspended if operating results, reinvestment needs, or financial conditions do not allow for payment. Investors should not expect regular or predictable payments and may never realize the full preferred return or recovery of invested capital.

The Offering is exempt from SEC registration and has not been reviewed by regulators.
This Offering is being conducted under the exemption provided by Regulation Crowdfunding. The securities have not been registered with the Securities and Exchange Commission or any state securities regulator. Investors will not have the benefit of regulatory review or oversight of the offering materials.

Future reporting obligations are limited.
As a Regulation Crowdfunding issuer, the Company is required to file only annual reports and limited updates with the SEC. These reports may contain less detail than those of a public company. There is no guarantee that the Company will continue reporting indefinitely or provide frequent updates.

Investors may face delays or uncertainty in realizing any return on investment.
Even if the Company is successful, distributions to Preferred Stockholders may take years to occur, and there is no assurance of a sale, merger, or liquidity event in the foreseeable future.

Economic downturns or changes in travel behavior could reduce demand.
Broader economic factors—such as inflation, fuel costs, or reduced discretionary spending—could materially reduce vacation travel and outdoor recreation spending, directly impacting occupancy and profitability.

Changes in laws or regulations could increase costs or restrict operations.
Future changes in environmental, zoning, labor, or hospitality regulations may increase compliance costs or restrict certain business activities.

Exhibits

A) Highland Lake Cabins Certificate of Incorporation
B) Highland Lake Cabins Subscription Agreement
C) HLC Lease Agreement
D) Reviewed Financials
E) HLC Pitch Deck
F) HLC Testing the Waters Page